Form 40-F
period 2013-12-31
Crescent Point Energy Corp.
filed 2014-03-12
CIK 1545851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

      X         Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2013
Commission File Number:	001-36258

CRESCENT POINT ENERGY CORP.
(Exact name of Registrant as specified in its charter)
Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Suite 2800, 111 – 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6
(403) 693-0020
(Address and telephone number of registrant's principle executive offices)

CT Corporation System
111 – 8th Avenue
New York, New York 10011
 (212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:                                                                    Name of each exchange on which registered:
Common Shares                                                                                New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this form:
    X               Annual Information Form                                                   X              Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
394,993,566 Common Shares (as at December 31, 2013).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ____      No        X

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes  ____       No  ____

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant's Annual Information Form for the year ended December 31, 2013, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2013, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management's Discussion and Analysis

For the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2013, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2013, an internal evaluation was conducted under the supervision of and with the participation of the Registrant's management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" as defined in Rule 13a-15(e) under Exchange Act.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant's disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported, within the required time periods.

It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.	Management's Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Attestation of Report of Independent Auditor

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2013, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Mr. G. Romanzin is an "audit committee financial expert" (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is "independent" (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers).  For a description of Mr. G. Romanzin’s relevant experience in financial matters, see the biographical description for Mr. G. Romanzin under "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2013, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The SEC has indicated that the designation of Mr. G. Romanzin as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) ("Code of Ethics"), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions).  The Code of Ethics is available on the Registrant's website at www.crescentpointenergy.com/accountable/code-of-conduct.

In January 2014, the Registrant amended its Code of Ethics. The amendments clarified the following:  honest and accurate preparation of public disclosure materials; prohibiting the concealing of any information from the Registrant’s external auditors, internal auditors, Audit Committee or Board; clarifying certain conflicts of interest that arise due to the employee’s relationship with the Registrant; requiring written Board approval prior to any officer or employee serving as a director of any corporation that the Registrant does not control; clarifying  insider trading policies; prohibiting improper payments to foreign and domestic officials; imposing a duty to comply with applicable Canadian and foreign competition and antitrust legislation; the inclusion of a social media policy; and prohibiting retaliatory action against any employee who reports a violation in good faith and also providing for disciplinary action for any employee who supplies an intentional false report.

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "External Auditor Services Fees" in the Registrant's Annual Information Form for the year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 12 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, attached as Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading "Contractual Obligations and Commitments" in the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company's Audit Committee members consist of Mr. G. Romanzin, Mr. D. Gillard, and Mr. P. Bannister.

NYSE STATEMENT OF GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE, we are not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. These significant differences are disclosed on our website at www.crescentpointenergy.com. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. Please see "Special Notes to Reader" in the Annual Information Form of the Company for the year ended December 31, 2013, which is Exhibit 99.1 of this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 12, 2014	Crescent Point Energy Corp.
	By:	/s/ Gregory T. Tisdale
	Name: Title:	Gregory T. Tisdale Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2013.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2013 together with the Auditors' Report thereon.
99.3	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2013.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor
99.9	Consent of GLJ Petroleum Consultants Ltd., independent engineers
99.10	Consent of Sproule Associates Limited, independent engineers