Form 40-F/A
Crescent Point Energy Corp.
filed 2015-05-07
CIK 1545851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Yes [X]                  No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [  ]                  No  [  ]

EXPLANATORY NOTE

We are filing this Form 40-F/A Amendment No. 1 to our Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2015, to include certain supplemental disclosure about extractive activities that has been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities–Oil and Gas.”

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2015	Crescent Point Energy Corp.
	By:	/s/ Gregory T. Tisdale
	Name: Title:	Gregory T. Tisdale Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
*99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2014.
*99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2014 together with the Auditors’ Report thereon.
*99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2014.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor
*99.9	Consent of GLJ Petroleum Consultants Ltd., independent engineers
*99.10	Consent of Sproule Associates Limited, independent engineers
99.11	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
* previously filed.