Form 40-F
period 2017-12-31
Crescent Point Energy Corp.
filed 2018-03-01
CIK 1545851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017 Commission File Number 001-36258

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
111 - 8th Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class:                        Name of each exchange on which registered:
Common Shares                        New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form                    ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
545,794,384 Common Shares (as at December 31, 2017).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐    82-______No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company     ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Crescent Point Energy Corp. (the “Registrant” or “we”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain or incorporate by reference “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see “Special Notes to Reader” in the Annual Information Form of the Registrant for the year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, these forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. We do not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2017, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2017, see Exhibit 99.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2017, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

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

Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2017, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2017.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the Registrant’s consolidated financial statements for the fiscal year ended December 31, 2017, has issued its opinion on the registrant’s internal control over financial reporting in an attestation report.

D.	Attestation of Report of Independent Auditor

The attestation report of PricewaterhouseCoopers LLP is included in the Independent Auditor’s Report that accompanies the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2017, filed as Exhibit 99.2 of this Annual Report on Form 40-F, and is incorporated herein by reference.

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Mr. G. Romanzin is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is “independent” (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Mr. G. Romanzin’s relevant experience in financial matters, see the biographical description for Mr. G. Romanzin under “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2017, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics is available on the Registrant’s website at http://www.crescentpointenergy.com/responsible/governance/code-of-business-conduct-and-ethics

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “External Auditor Services Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

The information required is included under the heading “Relationship and External Auditors” in Appendix A - Audit Committee - Terms of Reference of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

HOURS EXPENDED ON AUDIT ATTRIBUTED TO PERSONS OTHER THAN THE PRINCIPAL ACCOUNTANT’S EMPLOYEES

Not Applicable.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 21 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, attached as Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations and Commitments” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. G. Romanzin, Ms. L. Cillis, Mr. T. Goldthorpe and Mr. M. Jackson, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act.)

Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the CEO, CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Terms of Reference is disclosed in the Company’s AIF, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F.

NYSE STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE, we are not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. These significant differences are disclosed on our website at http://www.crescentpointenergy.com/corporate-responsibility/governance. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2017, we were not subject to any of the specified violations, orders, citations or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

Date: March 1, 2018	Crescent Point Energy Corp.
	By:	/s/ Ken Lamont
	Name: Title:	Ken Lamont Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2017.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2017 together with the Auditors’ Report thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2017.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor
99.9	Consent of GLJ Petroleum Consultants Ltd., Independent Engineers
99.10	Consent of Sproule Associates Limited, Independent Engineers
99.11	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
101.1
The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements.