Form 40-F/A
period 2017-12-31
Crescent Point Energy Corp.
filed 2018-03-14
CIK 1545851

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
☒Annual Information Form                    ☒Audited Annual Financial Statements

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

EXPLANATORY NOTE

We are amending our Annual Report on Form 40-F for the year ended December 31, 2017, filed on March 1, 2018, to revise certain figures reported on Exhibit 99.11 concerning supplemental disclosure about extractive activities. The supplemental disclosure has been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities-Oil and Gas”.

The amended Exhibit 99.11 is attached to this Form 40-F/A. The errors are represented as strike-through text and the new numbers are underlined.

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

Date: March 14, 2018	Crescent Point Energy Corp.
	By:	/s/ Ken Lamont
	Name: Title:	Ken Lamont Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
*99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2017.
*99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2017 together with the Auditors’ Report thereon.
*99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2017.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor
*99.9	Consent of GLJ Petroleum Consultants Ltd., Independent Engineers
*99.10	Consent of Sproule Associates Limited, Independent Engineers
99.11	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
*101.1
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