Form 40-F
period 2021-12-31
Crescent Point Energy Corp.
filed 2022-03-03
CIK 1545851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

    ☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
    ☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 Commission File Number 001-36258

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
    579,484,032 Common Shares (as at December 31, 2021).
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
☒

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-257761), Form S-8 (File No. 333-226210) and Form F-3D (File No. 333-205592)

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain or incorporate by reference “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see “Special Notes to Reader” in the Annual Information Form of the Registrant for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, these forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. We do not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A.Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, including the report of its Independent Auditor (PCAOB ID 271) with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the fiscal year ended December 31, 2021, see Exhibit 99.3 of this Annual Report on Form 40-F.

D.Supplementary Information

For the Registrant’s Supplementary Information about Extractive Activities - Oil and Gas (unaudited) for the fiscal year ended December 31, 2021, see Exhibit 99.10 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2021, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

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

C.Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

D.Attestation of Report of Independent Auditor

The attestation report of PricewaterhouseCoopers LLP is included in the Independent Auditor’s Report that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 of this Annual Report on Form 40-F, and is incorporated herein by reference.

E.Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Ms. L. Cillis, Mr. T. Goldthorpe, Mr. M. Jackson and Mr. F. Langlois are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and are “independent” (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers).

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics is available on the Registrant’s website at https://crescentpointenergy.com/corporate-responsibility/esg-policies.

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “External Auditor Services Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

The information required is included under the heading “Relationship and External Auditors” in Appendix A - Audit Committee - Terms of Reference of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

HOURS EXPENDED ON AUDIT ATTRIBUTED TO PERSONS OTHER THAN THE PRINCIPAL ACCOUNTANT’S EMPLOYEES

Not Applicable.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2021, filed as Exhibit 99.3 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations and Commitments” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Ms. L. Cillis, Mr. T. Goldthorpe, Mr. M. Jackson, and Mr. F. Langlois all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act.)

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

NYSE STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE, we are not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. These significant differences are disclosed on our website at https://crescentpointenergy.com/corporate-responsibility/tsx-supplemental-material. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2021, we were not subject to any of the specified violations, orders, citations or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
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

Date: March 3, 2022	Crescent Point Energy Corp.
	By:	/s/ Ken Lamont
	Name: Title:	Ken Lamont Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2021.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021 together with the Report of Independent Registered Public Accounting Firm thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2021.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.9	Consent of McDaniel & Associates Consultants Ltd., Independent Engineers
99.10	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)